Dynegy Inc. 1000 Louisiana, Suite 5800 Houston, Texas 77002 713.507.6400 www.dynegy.com

January 10, 2011

BY EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attention:        Mr. Daniel F. Duchovny

RE:	Dynegy Inc.

Schedule 14D-9 filed on December 30, 2010

SEC File No. 005-83671

Dear Mr. Duchovny:

This letter sets forth the responses of Dynegy Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 6, 2010 with respect to the above-referenced Schedule 14D-9 (the “Schedule 14D-9”).

This letter and Amendment No. 2 to Schedule 14D-9 (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via Federal Express a hard copy of this letter, along with two courtesy copies of Amendment No. 2.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Company.

Schedule 14D-9

Past Contacts, Transactions, Negotiations and Agreements, page 2

1.	Please revise your disclosure to include a table detailing the total consideration to be received by each of your officers and directors by source (i.e., shares owned, incentive awards, change in control payments, and exercise or acceleration of options, restricted stock and similar securities).

Mr. Daniel F. Duchovny

Securities and Exchange Commission

January 10, 2011

Response:

In response to the Staff’s comment, the disclosure in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” has been revised in Amendment No. 2 to include a table detailing the total consideration to be received by each of the Company’s executive officers by source upon a change of control at the Acceleration Time, as well as upon an “involuntary termination.”

The Company respectfully advises the Staff that it has not provided a table detailing the total consideration to be received by each of the Company’s non-management independent directors (which are all of the Company’s directors except for Bruce A. Williamson, for whom the requested information is provided in the table described above) (collectively, the “Non-Management Directors”) in these circumstances because the Company believes that the amounts that will be received by the directors do not create or give rise to any material actual or potential conflict of interest between the Company and its Non-Management Directors. The only consideration to be received by Non-Management Directors in connection with the consummation of the Offer is payment of the Offer Price in respect of Shares currently owned outright by the Non-Management Directors (as of January 5, 2011, the Non-Management Directors collectively owned 15,200 Shares, which represented less than 0.02% of the outstanding Shares) and a lump-sum cash payment in respect of each Non-Management Director’s deferred compensation which includes any voluntary deferrals of fees and Company Phantom Stock Units that have already been accrued pursuant to the Directors Deferred Compensation Plan. The voluntary deferrals of fees and mandatory deferrals of Company Phantom Stock Units accrued to the accounts of the Non-Management Directors in the Directors Deferred Compensation Plan represent payment to the Non-Management Directors for past services rendered, and a Non-Management Director is entitled to a cash payment in respect of these accrued amounts upon such Non-Management Director’s termination of service whether or not the Offer is completed. In connection with a termination upon a change of control, a Non-Management Director’s benefit under the Directors Deferred Compensation Plan is not increased. Given that the low number of Shares owned in the aggregate by the Non-Management Directors and that lump-sum cash payment in respect of the Directors Deferred Compensation Plan is due to each Non-Management Director, whether not or not the Offer is consummated, the Company respectfully submits that these amounts are not required to be disclosed as they do not create or give rise to any material actual or potential conflict of interest between the Company and its Non-Management Directors.

Additional Information – Certain Company Forecasts, page 41

2.	Please revise your disclosure to include the full financial forecasts instead of summaries.

Response:

The Company respectfully supplementally advises the Staff that it believes that the disclosures presented in “Item 8. Additional Information – Certain Company Forecasts” include the information required to be included in the Schedule 14D-9. “Item 8. Additional Information” of Form Schedule 14D-9 requires a filer to furnish the information required by Item 1011(b) of Regulation M-A, which requires a filer to “[f]urnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under

Mr. Daniel F. Duchovny

Securities and Exchange Commission

January 10, 2011

which they are made, not materially misleading.” The Company believes that it has complied with the foregoing requirements and that it has provided all of the material financial forecasts and related assumptions provided by the Company to the special committee and board of directors of the Company in connection with their recommendation to the holders of Shares as well as all of the material financial forecasts and related assumptions that are important for holders of Shares to understand in connection with their review of the financial analyses presented by Greenhill and Goldman Sachs to the special committee and board of directors of the Company in connection with their rendering of their respective fairness opinions to the special committee and the board.

In the Company’s experience, analysts and investors utilize a variety of financial metrics to evaluate the financial performance and condition of the Company. “Item 8. Additional Information – Certain Company Forecasts” in the Schedule 14D-9 included forecasts based upon each of the financial metrics utilized by analysts and investors and included in the forecasts provided by the Company to the special committee and board of directors of the Company and to Greenhill and Goldman Sachs, to assist holders of Shares in evaluating the future prospects of the Company. The Company believes that providing the holders of Shares with “full financial forecasts” would not provide holders of Shares with any additional material information, would have the potential to confuse holders of Shares, and is not customary. An explanation of why each metric previously provided in the Schedule 14D-9 is important to holders of Shares is provided below.

Gross Margin

The Company believes that gross margin projections provide a clear indication of expected future commodity price movements and reflect the commercial performance of the Company’s power generation fleet to holders of Shares. The Company uses this financial measure, in addition to Adjusted EBITDA described below, to allocate resources, determine its ability to fund capital expenditures, assess performance against its peers and evaluate overall financial performance.

Adjusted EBITDA

The Company believes that in the energy industry, Adjusted EBITDA is an important financial measure of performance and serves as a basis for trading multiples analysis used by analysts and investors to determine the relative performance and value of companies in the industry. Many holders of Shares, analysts, fund managers and other stakeholders frequently request information from the Company regarding Adjusted EBITDA. Additionally, the Company believes that Adjusted EBITDA provides a meaningful representation of its operating performance.

Operating Cash Flow and Operating Cash Flow less Total Capital Expenditures

The Company believes that operating cash flow is an important metric because it provides a valuable indication to holders of Shares as to whether the Company is able to generate positive cash flow from its operating activities. Operating cash flow less total capital expenditures is also important because it provides a measure of the Company’s ability

Mr. Daniel F. Duchovny

Securities and Exchange Commission

January 10, 2011

to generate positive cash flow after adjusting for the impact of the expected cash expenditures related to an environmental consent decree to which the Company is subject, as well as ongoing maintenance capital expenditures. For example, the forecasts in the financial forecasts of operating cash flow less total capital expenditures for the years 2010, 2011 and 2012 illustrate to investors, analysts and financial advisors the significant capital expenditures the Company is required to make with respect to the environmental consent decree to which it is subject.

Total Debt

The Company believes that total debt is an important metric for holders of Shares to consider given the Company’s significant financial leverage. Further, many analysts and investors use these measures for valuation analysis purposes. The Company uses this metric as a way to evaluate its progress toward reducing overall indebtedness and utilizes such metric to determine its credit metrics and financial strategy.

Debt Amortization

Debt amortization taken together with the forecasted operating cash flow and operating cash flow less total capital expenditure provide a comprehensive forecast of cash inflow and/or outflow. As discussed above, operating cash flow demonstrates the Company’s ability to generate cash inflow or outflow from its operating activities. Operating cash flow less total capital expenditures adjusts that figure to reflect cash outflows resulting from capital expenditures. Debt amortization completes the equation for holders of Shares by providing the forecasted cash outflow in order to service the interest on and make required principal repayments of the Company’s indebtedness.

Operating Cash Flow less Total Capital Expenditures and Debt Amortization Amounts

Operating cash flow less total capital expenditures and debt amortization amounts combines the three measures described above. The Company believes that this measure is useful as this measure indicates to holders of Shares whether the Company believes cash outflows may be serviced through operating activities or whether the Company believes it must use its previously accumulated cash balances and/or obtain external financing.

3.	We note that the financial forecasts included in this section have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

In response to the Staff’s comment, we have revised “Item 8. Additional Information – Certain Company Forecasts” to include the disclosure called for by Rule 100(a) of Regulation G.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

January 10, 2011

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at 713-767-0386 should you require further information or have any questions.

Sincerely,

/s/ Kent R. Stephenson

Kent R. Stephenson
Senior Vice President, Deputy General Counsel

cc:	Joseph B. Frumkin
Krishna Veeraraghavan
(Sullivan & Cromwell LLP)